

June 20, 2012

Via E-mail
Todd DuChene
Executive VP & General Counsel
Nuance Communications, Inc.
1 Wayside Road
Burlington, MA 01803

> **Re:** **Nuance Communications, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2011**
> **Filed November 29, 2011**
> **File No. 000-27038**

Dear Mr. DuChene:

We have reviewed your letter dated May 30, 2012 in connection with the above-referenced filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated May 21, 2012.

Form 10-K for the Fiscal Year Ended September 30, 2011

Notes To Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

Revenue Recognition, page 60

1.   We note from your response to prior comment 1 that you recognize set-up fees over the estimated customer relationship period and do not allocate initial consideration to hosting services. Tell us how you consider the amount of the arrangement consideration allocated to the set-up fees and the amount allocated to transaction services to be representative of relative selling prices as provided for in ASC 605-25-30-2. As part of your response, please tell us whether the transaction fees you charge for your hosting services, in

arrangements where you do not also earn a set-up fee, are consistent with the transaction fees you charge in arrangements where you do earn a set-up fee.

2. We note your statements in your Q2 2012 earnings call transcript that with respect to the Mobile business, the "deals are becoming more expansive and more complex, and the accounting around these is equally complex" and because they tend to involve cloud-based services and other factors that cause revenue to be recognized over time, you will see a prolonging of revenue recognition. Tell us more about these arrangements, such as the deliverables included, the payment terms and your accounting policies for these arrangements. Also, tell us any significant judgments you have made that could yield materially different results and the period over which revenue will be recognized. To the extent that you have entered into any contracts, individually or in the aggregate, that involve significant judgments and could have a significant impact on current or future revenue, tell us your consideration to disclosing the contractual amounts of these arrangements, the accounting policies and assumptions used, and the periods over which revenue will be recognized.

You may contact Laura Veator at (202) 551-3716 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3499 with any other questions.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief